# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Office Properties Income Trust, CIK 0001456772
CUSIP: 67623C307
Title of class of securities: Common Shares of Beneficial Interest, $.01 par value per share ("Common Shares")
Address of issuer's principal executive offices: Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts (MA), 02458
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001142872

## Reporting persons
- Liberty Mutual Holding Company Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 1,311,341; sole dispositive power 0; shared dispositive power 1,311,341; aggregate amount beneficially owned 1,311,341 (6% of the class)
- Liberty Mutual Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 379,055; sole dispositive power 0; shared dispositive power 379,055; aggregate amount beneficially owned 379,055 (1.7% of the class); the aggregate amount excludes certain shares
- Peerless Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: New Hampshire (NH); sole voting power 0; shared voting power 404,928; sole dispositive power 0; shared dispositive power 404,928; aggregate amount beneficially owned 404,928 (1.8% of the class); the aggregate amount excludes certain shares
- Safeco Insurance Company of America: type of reporting person: insurance company (IC); citizenship or place of organization: New Hampshire (NH); sole voting power 0; shared voting power 71,512; sole dispositive power 0; shared dispositive power 71,512; aggregate amount beneficially owned 71,512 (0.3% of the class); the aggregate amount excludes certain shares
- The Ohio Casualty Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: New Hampshire (NH); sole voting power 0; shared voting power 170,787; sole dispositive power 0; shared dispositive power 170,787; aggregate amount beneficially owned 170,787 (0.8% of the class); the aggregate amount excludes certain shares
- Employers Insurance Company of Wausau: type of reporting person: insurance company (IC); citizenship or place of organization: Wisconsin (WI); sole voting power 0; shared voting power 122,963; sole dispositive power 0; shared dispositive power 122,963; aggregate amount beneficially owned 122,963 (0.6% of the class); the aggregate amount excludes certain shares
- Liberty Mutual Fire Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: Wisconsin (WI); sole voting power 0; shared voting power 132,281; sole dispositive power 0; shared dispositive power 132,281; aggregate amount beneficially owned 132,281 (0.6% of the class); the aggregate amount excludes certain shares
- Liberty Specialty Markets Bermuda Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Bermuda (D0); sole voting power 0; shared voting power 29,815; sole dispositive power 0; shared dispositive power 29,815; aggregate amount beneficially owned 29,815 (0.1% of the class); the aggregate amount excludes certain shares

## Item 1. Issuer
Name of issuer: Office Properties Income Trust
Address of issuer's principal executive offices: Two Newton Place, 255 Washington Street, Suite 300, Newton, MA, 02458

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of the following persons (collectively, the "Reporting Persons"):
(i) Liberty Mutual Holding Company Inc.
(ii) Liberty Mutual Insurance Company
(iii) Peerless Insurance Company
(iv) The Ohio Casualty Insurance Company
(v) Safeco Insurance Company of America
(vi) Employers Insurance Company of Wausau
(vii) Liberty Mutual Fire Insurance Company
(viii) Liberty Specialty Markets Bermuda Limited

The Reporting Persons have entered into a Joint Filing Agreement, dated July 9, 2026, which is attached as Exhibit A to this Schedule 13G, pursuant to which such Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
Address of principal business office or, if none, residence:
The principal business office of each Reporting Person, other than Liberty Specialty Markets Bermuda Limited, is:
175 Berkeley Street, Boston, MA 02116

The principal business office of Liberty Specialty Markets Bermuda Limited is: 141 Front Street, Hamilton, HM 19 Bermuda
Citizenship: (i) Liberty Mutual Holding Company Inc. - Massachusetts; (ii) Liberty Mutual Insurance Company - Massachusetts; (iii) Peerless Insurance Company - New Hampshire; (iv) The Ohio Casualty Insurance Company - New Hampshire; (v) Safeco Insurance Company of America - New Hampshire; (vi) Employers Insurance Company of Wausau - Wisconsin; (vii) Liberty Mutual Fire Insurance Company - Wisconsin; (viii) Liberty Specialty Markets Bermuda Limited - Bermuda

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
Percent of class: See the responses to Item 11 of the attached cover pages. The percentages reported in Item 11 are based on 21,953,577 shares of Common Shares outstanding.
Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition:
See the responses to Item 8 on the attached cover pages.

379,055 Common Shares are held directly by Liberty Mutual Insurance Company ("LMIC") and may be deemed to be beneficially owned by Liberty Mutual Holding Company Inc. ("LMHC") because LMIC is an indirect wholly-owned subsidiary of LMHC. LMHC disclaims beneficial ownership of these securities.

404,928 Common Shares are held directly by Peerless Insurance Company ("Peerless") and may be deemed to be beneficially owned by LMHC because Peerless is an indirect wholly-owned subsidiary of LMHC. LMHC disclaims beneficial ownership of these securities.

71,512 Common Shares are held directly by Safeco Insurance Company of America ("SICA") and may be deemed to be beneficially owned by LMHC because SICA is an indirect wholly-owned subsidiary of LMHC. LMHC disclaims beneficial ownership of these securities.

170,787 Common Shares are held directly by The Ohio Casualty Insurance Company ("OCIC") and may be deemed to be beneficially owned by LMHC because OCIC is an indirect wholly-owned subsidiary of LMHC. LMHC disclaims beneficial ownership of these securities.

122,963 Common Shares are held directly by Employers Insurance Company of Wausau ("EICOW") and may be deemed to be beneficially owned by LMHC because EICOW is an indirect wholly-owned subsidiary of LMHC. LMHC disclaims beneficial ownership of these securities.

132,281 Common Shares are held directly by Liberty Mutual Fire Insurance Company ("LMFIC") and may be deemed to be beneficially owned by LMHC because LMFIC is an indirect wholly-owned subsidiary of LMHC. LMHC disclaims beneficial ownership of these securities.

29,815 Common Shares are held directly by Liberty Specialty Markets Bermuda Limited ("Specialty") and may be deemed to be beneficially owned by LMHC because Specialty is an indirect wholly-owned subsidiary of LMHC. LMHC disclaims beneficial ownership of these securities.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The identification and classification of each Reporting Person is set forth in the responses to Item 12 of the attached cover pages.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Liberty Specialty Markets Bermuda Limited is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Exhibits
Exhibits:

Exhibit A- Joint Filing Agreement

## Signatures
- Liberty Mutual Holding Company Inc.: /s/Patrizio Urciuoli, Executive Vice President (07/09/2026)
- Liberty Mutual Insurance Company: /s/Patrizio Urciuoli, Executive Vice President (07/09/2026)
- Peerless Insurance Company: /s/Patrizio Urciuoli, Executive Vice President (07/09/2026)
- Safeco Insurance Company of America: /s/Patrizio Urciuoli, Executive Vice President (07/09/2026)
- The Ohio Casualty Insurance Company: /s/Patrizio Urciuoli, Executive Vice President (07/09/2026)
- Employers Insurance Company of Wausau: /s/Patrizio Urciuoli, Executive Vice President (07/09/2026)
- Liberty Mutual Fire Insurance Company: /s/Patrizio Urciuoli, Executive Vice President (07/09/2026)
- Liberty Specialty Markets Bermuda Limited: /s/Steven Beadle, Chief Financial Officer (07/09/2026)